13012414

SEC Processing Section
FEB 28 2013
Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS PLAZA SUITE 305; 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00917-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAMON DOMINGUEZ (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA STREET, 4TH FLOOR; SAN JUAN PR 00917
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/4/13

AFF. 3866

OATH OR AFFIRMATION

I, Ramon Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD Capital Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

EVELYN GONZALEZ OTERO
ABOGADA-NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

9397
02/15/2013
$5.00
$5 Sello Asistencia Legal
50526-2013-0215-68229041

EVELYN GONZALEZ OTERO
ABOGADA-NOTARIO

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

RD Capital Group, Inc.

December 31, 2012 and 2011

RD Capital Group, Inc.

Table of Contents

Kevane
Grant Thornton

Report of Independent Certified Public Accountants

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

Report on the Financial Statements

We have audited the accompanying balance sheets of **RD Capital Group, Inc.** (a Puerto Rico corporation) as of December 31, 2012 and 2011, and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion of the financial statement as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information in the Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 25, 2013.


E51964
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
sello
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RD Capital Group, Inc.

Balance Sheets
December 31, 2012 and 2011

Assets

	2012	2011
Current assets:		
Cash and cash equivalents	$ 266,626	$ 253,225
Due from stockholder	934	934
Other accounts receivable	990	5,457
Prepaid expenses	7,931	7,770
Total current assets	276,481	267,386
Property and equipment:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(92,386)	(92,386)
Net property and equipment	-	-
Other assets:		
Deferred tax asset	-	11,000
Deposit with Clearing House	100,000	100,000
Total other assets	100,000	111,000
Total assets	$ 376,481	$ 378,386

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Balance Sheets
December 31, 2012 and 2011

Liabilities and Stockholders' Equity

	2012	2011
Current liabilities:		
Accounts payable	$ 9,821	$ 27,806
Commissions payable-		
Stockholder	25,500	25,000
Others	-	20,845
Accrued payroll taxes and withholdings	6,327	5,057
Income tax payable	6,500	-
Other accrued expenses	37,357	43,179
Total current liabilities	85,505	121,887
Stockholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	543,421	543,421
Accumulated deficit	(287,445)	(321,922)
Total stockholders' equity	290,976	256,499
Total liabilities and stockholders' equity	$ 376,481	$ 378,386

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Statements of Operations and Accumulated Deficit
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions and fees	$ 1,490,827	$ 1,457,686
Interest and other income	2,264	4,702
Total revenues	1,493,091	1,462,388
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	728,902	578,634
Professional and temporary services	140,109	132,100
Occupancy costs and office expenses	109,471	108,649
Travel and entertainment	114,427	98,441
Communications and postage	71,245	86,747
Dues, subscriptions and other registration fees	57,738	61,803
Property, municipal and other taxes	23,378	28,900
Auto	12,325	14,214
Insurance	2,933	2,270
Trainings	2,882	1,043
Others	2,704	16,297
Total operating expenses	1,266,114	1,129,098
Operating income before regulatory payments and fees and income tax (provision) benefit	226,977	333,290
Regulatory payments and fees	(175,000)	(401,656)
Operating income (loss) before income tax (provision) benefit	51,977	(68,366)
Income tax (provision) benefit:		
Current	(6,500)	-
Deferred	(11,000)	6,000
Income tax (provision) benefit	(17,500)	6,000
Net income (loss)	34,477	(62,366)
Accumulated deficit, beginning of year	(321,922)	(259,556)
Accumulated deficit, end of year	$ (287,445)	$ (321,922)

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Changes in Stockholders' Equity
December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2010	$ 35,000	$ 543,421	$ (259,556)	$ 318,865
Net loss	-	-	(62,366)	(62,366)
Balances at December 31, 2011	35,000	543,421	(321,922)	256,499
Net income	-	-	34,477	34,477
Balances at December 31, 2012	$ 35,000	$ 543,421	$ (287,445)	$ 290,976

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Commissions and fees received	$ 1,493,091	$ 1,462,388
Operating expenses paid	(1,479,690)	(1,507,257)
Net cash provided by (used in) operating activities	13,401	(44,869)
Increase (decrease) in cash and cash equivalents during the year	13,401	(44,869)
Cash and cash equivalents, beginning of year	253,225	298,094
Cash and cash equivalents, end of year	$ 266,626	$ 253,225
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:		
Net income (loss)	$ 34,477	$ (62,366)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
(Increase) decrease in assets-		
Other accounts receivable	4,467	(1,307)
Prepaid expenses	(161)	(242)
Deferred tax asset	11,000	(6,000)
Due from stockholder	-	6,047
Increase (decrease) in liabilities-		
Accounts and commissions payable	(38,830)	31,533
Accrued payroll taxes and withholdings	1,270	(1,504)
Commissions payable to stockholder	500	(500)
Income tax payable	6,500	-
Other accrued expenses	(5,822)	(10,530)
Total adjustments	(21,076)	17,497
Net cash provided by (used in) operating activities	$ 13,401	$ (44,869)

The accompanying notes are an integral part of these statements.

(1) Organization and summary of significant accounting policies:

Organization –
RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers.

The most significant accounting policies followed by the Company are the following:

Summary of significant accounting policies –

(a) **Basis of presentation** –
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the fiscal years then ended, unless otherwise noted. The Company has evaluated subsequent events through February 25, 2013, the date the financial statements were available to be issued.

(b) **Revenue recognition** –
Commission revenues are recorded on a settlement date basis. Other revenues are recorded following the accrual basis of accounting.

(c) **Cash and cash equivalents** –
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

(d) **Property and equipment** –
Property and equipment is recorded at cost. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful lives
Furniture and fixtures	10 years
Computers and other office equipment	3 - 5 years
Leasehold improvements	5 years

(e) **Long-lived assets** –
Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

(f) **Income taxes** –
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(g) **Use of estimates** –
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) **Concentration of credit risk** –
Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(2) Cash and cash equivalents:

Cash and cash equivalents at December 31, 2012 and 2011 consist of the following:

	2012	2011
Cash in bank	$ 56,413	$ 63,032
Money market accounts	210,213	190,193
	$ 266,626	$ 253,225

(3) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. During the years ended December 31, 2012 and 2011 the total deposited amount of $100,000 was held by Pershing LLC.

(4) Retirement plan:

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2012 and 2011.

(5) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 30% in 2012 and 2011), after taking into consideration any permanent (non-deductible) or temporary differences.

Differences between financial statements and taxable income consist mainly of temporary differences with respect mainly to the non-deductibility of certain expenses for tax purposes. During the year ended December 31, 2011, the deferred tax asset arose mainly due to the effect of its net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

During the year ended December 31, 2012, the Company used net operating losses (NOL) originated during the year ended December 31, 2011, amounting to $56,124, to offset its taxable income.

The income tax (provision) benefit for the years ended December 31, 2012 and 2011 is composed of:

	2012	2011
Theoretical income tax (expense) benefit by application of statutory rates to the pre-tax income per financial statements	$ (10,395)	$ 12,473
Tax effect of temporary and permanent differences	(7,330)	(7,490)
Tax benefit of net operating loss carryforward	11,225	(4,983)
(Decrease) increase in deferred tax asset	(11,000)	6,000
(Provision) benefit for income taxes	$ (17,500)	$ 6,000

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2008.

(6) Lease commitments:

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2010, the Company renewed the lease agreement for an additional five years. Total rent expense amounted to $ 52,030 during the years ended December 31, 2012 and 2011.

Future rental commitments under this operating lease are as follows:

Year	Amount
2013	$ 52,030
2014	52,030
	$ 104,060

In addition, the Company leases one vehicle under an operating lease agreement. Future minimum rental commitment under this lease, through its expiration date in April 2016, is as follows:

Year	Amount
2013	$ 9,818
2014	9,818
2015	9,818
2016	3,272
	$ 32,726

Rent expense for this vehicle operating lease for the years ended December 31, 2012 and 2011 amounted to $9,818 and $6,545, respectively.

(7) **Related party transactions**:

During the years ended December 31, 2012 and 2011, the Company engaged in transactions (mostly arising from cash advances and commissions paid) with its principal stockholder and related companies in which such stockholder has a substantial investment. The following summarizes pertinent transactions and year-end balances with related parties:

	2012	2011
Commissions expense-stockholder	$ 293,000	$ 298,000
Commissions due to stockholder	$ 25,500	$ 25,000
Due from stockholder	$ 934	$ 934

(8) **Net capital requirements**:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2012 and 2011 the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2012	.22 to 1	$ 50,000	$ 276,424	$ 226,424
2011	.43 to 1	$ 50,000	$ 227,131	$ 177,131

(9) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2012 and 2011, the Company has not had activities that would need to be disclosed on such schedules.

(10) Regulatory payments, fees and contingencies:

The Company is involved in the following legal actions resulting in claims on matters arising from its business activities.

(a) During the year 2005, a claim was filed by the Dallas District Office of the Financial Industry Regulatory Authority, Inc. (FINRA), involving various transactions in US Government Securities ("strips"), with three (3) customers in 2005. The examination concluded that the Company did not comply with Sections 17(a) (2) and 17(a) (3) of the Securities Act of 1933, and NASD Conduct Rule 2110. During 2009, this matter was settled, without admitting or denying any of the alleged wrongdoing, prior to a hearing on the merits, on terms deemed favorable to the Company and its principal stockholder so as to protect the Company by not hindering its regulatory net capital calculation and its future operational capabilities. As part of this settlement, the Company was imposed a penalty of $50,000 and the Company's President and principal stockholder personally assumed the legal and contractual obligation to pay $950,000, plus interest, to the three customers, as restitution for fees and commissions charged over what were deemed to be reasonable amounts by the regulator. Restitution payments totaling $326,656 was made by the Company during 2011, as approved by its Board of Directors, on behalf of its principal stockholder and are presented as regulatory payments and fees expense in the accompanying statements of operations and accumulated deficit.

(b) During the year 2009, a claim was filed by the Fort Lauderdale, Florida Office of the Financial Industry Regulatory Authority, Inc. (FINRA), involving a compliant of a former customer of the Company, against current and former registered representatives of the Company. Some of the allegations are related to customer-securities broker disputes going back to the year 2004. To date, the Company has heard nothing further on this matter and the legal advisors believe the file has been closed without further action. See Note (10)(c) for related matter.

(c) During the year 2011, the customer, who filed the complaint with FINRA that lead to the above referenced examination, also filed an Arbitration Claim against the Company, a Company's current employee, a former employee and a former independent contractor. The parties agreed to mediate the dispute and agreed to a settlement payment of $250,000; payable $75,000 in December 2011 and ten monthly payments of $17,500 each during 2012 totaling $175,000. Total payments made by the Company in connection with this settlement amounted to $175,000 and $75,000 during the years ended December 31, 2012 and 2011, respectively, which are presented as regulatory payments and fees expense in the accompanying statements of operations and accumulated deficit.

(d) During the year 2011, the former independent contractor referenced to above, filed a Statement of Claim in Arbitration against the Company alleging a variety of "employment-related" disputes. The Company mailed for filing its Answers and Affirmative Defenses and filed a Counter-Claim against the former independent contractor. The discovery stage of this Arbitration Proceeding is closed. The case is set for an arbitration hearing in year 2013 with sanctions against the independent contractor pending in light of his failure to cooperate in the discovery process. The legal advisors believe the Company has very strong counter-claims and will defend the case vigorously.

(e) In December 2010, a claim was filed before FINRA. It involved a complaint of a former customer of the Company against a former registered representative of the Company, alleging improper investment advice resulting in losses. In October 2012 the arbitration panel rendered its decision finding the Company and the registered representative not liable.

(f) Also, in December 2011, a former customer filed a claim at FINRA against the Company and a former independent contractor seeking $600,000 in damages. However, at the Discovery stage, the claimant did not support the amount of the claim. This case is set for an Arbitration Hearing during April 2013. Management will continue to contest the claim vigorously.

Such matters are legally contested by management which does not believe that such actions will have an adverse effect on the Company's future results of operations or financial position.

RD Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2012 and 2011

	2012	2011
Net Capital:		
Total stockholders' equity	$ 290,976	$ 256,499
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total capital and allowable subordinated liabilities	290,976	256,499
Less- Non-allowable assets-		
Petty cash	493	403
Account receivable from stockholder	934	934
Other receivables	990	5,457
Prepaid expenses	7,931	7,770
Deferred tax asset	-	11,000
Total non-allowable assets	10,348	25,564
Less- Haircuts on securities-		
Money market account	4,204	3,804
Total haircuts on securities	4,204	3,804
Net capital	$ 276,424	$ 227,131
Aggregate indebtedness:		
Items included in the accompanying balance sheets-		
Accounts payable to suppliers	$ 9,821	$ 27,806
Commissions payable	-	20,845
Accrued payroll taxes and withholdings	6,327	5,057
Income tax payable	6,500	-
Other accrued expenses	37,357	43,179
Total aggregate indebtedness	$ 60,005	$ 96,887
Computation of basic net capital requirement:		
Minimum net capital required (aggregate indebtedness ÷ by 15)	$ 4,000	$ 6,459
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 226,424	$ 177,131
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 216,424	$ 167,131
Ratio: Aggregate indebtedness to net capital	.22 to 1	.43 to 1
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2012 and 2011):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 276,424	$ 227,131
Net audit adjustments	-	-
Net capital per above	$ 276,424	$ 227,131

RD Capital Group, Inc.

Schedule II

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4)
of the Securities and Exchange Commission
December 31, 2012 and 2011

	2012	2011
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2012 and 2011):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 60,005	$ 96,887
Audit adjustments	-	-
Schedule I	$ 60,005	$ 96,887

Kevane

Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Structure Required by Sec Rule 17a-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Stockholders and Board of Directors of
RD Capital Group, Inc.:**

In planning and performing our audits of the financial statements and supplemental schedules of **RD Capital Group, Inc.** as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 25, 2013.


E51965
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
sello
$5.00

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

RD Capital Group, Inc.

For the Year Ended December 31, 2012

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

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www.kevane.com

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by **RD Capital Group, Inc.** (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 as of December 31, 2012:

Check Number	Check Date	Check Amount	Bank Clearing Date
11302	July 18, 2012	$ 1,828	July 26, 2012
11559	January 22, 2013	$ 1,906	February 1, 2013

   We found no exceptions as a result of the procedure.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

Audited Form X-17A-5	Total Revenues Form SIPC-7	Difference
$ 1,524,568	$ 1,524,568	$ -

We found no exceptions as a result of the procedure.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2012.

Adjustment per Form SIPC-7	Amount
Deductions:	
Clearing firm charges	$ 27,492
Short sales interest expense	3,984
Total	$ 31,476

We found no exceptions as a result of the procedure.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2012.

We found no exceptions as a result of the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

This step does not apply since there were no overpayments of general assessment fees for the year ended December 31, 2012.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico
February 25, 2013.


E51966
COLEGIO DE CONTADORES
PUBLICOS AUTORIZADOS
DE PUERTO RICO
CPA
sello
$5.00

Kevane
Grant Thornton

www.kevane.com
www.gti.org